NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock and the 7.250% Non-Cumulative Perpetual Preferred Shares (together, the 'Securities') of Scottish Re Group Limited (the 'Company') from listing and registration on the Exchange at the opening of business on April 17, 2008, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The Company has fallen below the Exchange’s continued listing standard regarding average closing price less than $1.00 over a consecutive 30 trading day period. In addition, NYSE Regulation also considered the 'abnormally low' trading level of the common stock, which closed at $0.33 on March 10, 2008, with a resultant common market capitalization of $22.6 million. 1. The Exchange's Listed Company Manual, Sections 802.01C, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: average closing price of a security is less than $1.00 over a consecutive 30 trading-day period. 2. The Exchange, on March 11, 2008, determined that the Securities should be suspended from trading before the opening of the trading session on March 14, 2008, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by letter on March 11, 2008. 3. Pursuant to the above authorization, a press release was issued on March 11, 2008, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on March 11, 2008 and other various dates of the proposed suspension of trading in the Securities. Similar information was included on the Exchange's website. Trading in the Securities on the Exchange was suspended before the opening of the trading session on March 14, 2008. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist the Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. 5. On March 27, 2008, the Exchange received an email from the Company advising that it formally waived its right to a hearing relative to the delisting of the Securities.